SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                                 (Rule 13d-102)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2


                    Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                        Rosedale Decorative Products Ltd.
              -----------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
              -----------------------------------------------------
                         (Title of Class of Securities)

                                   777335 10 0
              -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [X].

     (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


----------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 777335 10 0                     13G                  Page 2 of 5 Pages
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   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

       Alan Fine

--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               See Item 4                                    (a)  [X ]
                                                             (b)  [  ]

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   3.  SEC USE ONLY



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   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       Canada

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   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            402,750
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             159,750
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             402,750
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       159,750
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       562,500

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  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       Approximately 20.3%

--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                         13G                   Page 3 of 5 Pages


Item 1.     (a)   Name of Issuer:

                           Rosedale Decorative Products Ltd.
                  --------------------------------------------------------------
            (b)   Address of Issuer's Principal Executive Offices:

                  Rosedale Decorative Products Ltd.,
                  731 Millway Avenue, Concord, Ontario, Canada L4K 3S8
                  --------------------------------------------------------------
Item 2.     (a)   Name of Person Filing:

                  Alan Fine
                  --------------------------------------------------------------
            (b)   Address of Principal Business Office, or if None, Residence:

                           Rosedale Decorative Products Ltd.,
                  731 Millway Avenue, Concord, Ontario, Canada L4K 3S8
                  --------------------------------------------------------------
            (c)   Citizenship:

                  Canada
                  --------------------------------------------------------------
            (d) Title of Class of Securities:

                  Common Stock, no par value
                  --------------------------------------------------------------
            (e) CUSIP Number:

                  777335 10 0
                  --------------------------------------------------------------
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            Not Applicable

                                        13-G                   Page 4 of 5 Pages

Item 4.     Ownership.

            If more than five percent of the class is owned, indicate:

            (a) Amount beneficially owned:  562,500
                                          -------------------------------------,

            (b) Percent of class:  20.3%
                                 ----------------------------------------------,

                  (c)Alan Fine has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of 402,750 of the shares identified herein, which includes 268,500 shares owned by 454590 Ontario Limited, an Ontario, Canada Corporation, of which Alan Fine is the sole shareholder. In addition, the 562,500 shares beneficially owned by Mr. Fine include 159,750 shares owned by 1274152 Ontario Inc., an Ontario Corporation, of which Mr. Fine is a 12.5% owner. Under the terms of a Voting Agreement executed by and between the shareholders of 1274152 Ontario, Inc. holding an aggregate of 87.5% of the securities, each of the shareholders has agreed to vote all of their shares unanimously in respect to any matter to be voted on at any meeting of the shareholders of the Company. In the event the shareholders cannot express unanimity or any of them abstains from voting then the shareholder agree to vote all of their shares against such matter or withhold all of their votes in respect of such matter as applicable and to so instruct their proxies. The provisions of the voting agreement shall apply to any shares in the capital stock of the Company to which voting rights attach which may be issued to the shareholders at any time during the term of the voting agreement and any shares in the capital stock of the Company which are issued in replacement of any shares or after acquired shares. The voting agreement does not apply to any shares that are sold or transferred to a shareholder and does not apply to any shares that are sold or transferred to a third party in an arm's length transaction. The Agreement terminates upon Sidney Ackerman or Alan Fine being no longer employed by the company or any of its subsidiaries or the date upon which any shareholder divests itself of all shares in an arm's length transaction for fair market consideration, whichever is earlier.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not Applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

            454590 Ontario Limited (See Schedule A)

            1274152 Ontario Inc. (See Schedule A)

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   Signature.


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 11, 1999
----------------------------------
Date

/s/ Alan Fine
----------------------------------
Signature

Alan Fine/Chief Executive Officer
----------------------------------
Name/Title

     * Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                   Schedule A

1274152 Ontario Inc.

Name                                        Percentage Ownership

Sidney Ackerman                                      25.0% owner
The Ackerman Family Trust                            25.0% owner
454590 Ontario Limited                               25.0% owner
Alan Fine                                            12.5% owner
Rosalyn Fine                                         12.5% owner
                                                    -----------
                                                    100.0%


454590 Ontario Limited

Alan Fine                                            100% owner